UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 333- 42189

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Minimum Market Value Deficiency Letter

On December 11, 2024, Orangekloud Technology Inc. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the Market Value of Listed Securities (“MVLS”) of the Company for the period from October 24, 2024, to December 10, 2024, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(b)(2), to maintain a minimum MVLS of $35 million.

Nasdaq has provided the Company with an 180 calendar days compliance period, or until June 9, 2025, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, Nasdaq will provide notice that the Company’s securities will be subject to delisting. In that event, the Company may appeal such determination to a hearing panel.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(b)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: December 13, 2024	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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